     As filed with the Securities and Exchange Commission on June 20, 2001


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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                      SCHEDULE TO TENDER OFFER STATEMENT
   UNDER SECTION 14(d)(1) OR 13(e)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                              The Italy Fund Inc.
                      (Name of Subject Company (issuer))

                               -----------------

  The Italy Fund Inc.    Common Stock, Par Value $.01 Per Share      465395101
(Names of Filing Persons     (Title of Class of Securities)       (CUSIP Number of
  (offerer and issuer))                                         Class of Securities)

                               -----------------

                              Christina T. Sydor
                                   Secretary
                              The Italy Fund Inc.
                             7 World Trade Center
                           New York, New York 10048
                                (212) 783-0693
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                               -----------------

                                With a copy to:
                            Burton M. Leibert, Esq.
                           Willkie Farr & Gallagher
                              787 Seventh Avenue
                         New York, New York 10019-6099

                               -----------------

                           CALCULATION OF FILING FEE


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Transaction Valuation Amount of Filing Fee

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$14,430,809(a)        $2,886.16(b)

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(a) Calculated as the aggregate maximum purchase price to be paid for 1,691,573 shares in the offer, based upon a price per share of $8.53, which represents 95% of the net asset value per share at June 13, 2001.
(b) Calculated as 1/50th of 1% of the Transaction Valuation.

[_] Check the box if any part of the fee is offset as provided by Rule
    O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:
       Form or Registration No.
       Filing Party:
       Date Filed:

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_] third-party tender offer subject to Rule 14d-1.
   [X] issuer tender offer subject to Rule 13e-4.
   [_] going-private transaction subject to Rule 13e-3.
   [_] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE ITALY FUND INC.

                                          By:  /S/ HEATH B. MCLENDON

                                             -----------------------------------
                                          Name: Heath B. McLendon
                                          Title: Chairman of the Board of
                                            Directors
Dated: June 20, 2001

                            Introductory Statement

   This Tender Offer Statement on Schedule TO relates to an offer by The Italy Fund Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 1,691,573 of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated June 20, 2001 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Schedule TO.

   The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

Item 12. Exhibits.

(a)(1)   Offer to Purchase, dated June 20, 2001.

(a)(2)   Form of Letter of Transmittal.

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)   Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees.

(a)(6)   Text of press release issued by the Fund dated May 10, 2001.

(a)(7)   Text of press release issued by the Fund dated June 20, 2001

(a)(8)   Text of letter to shareholders of the Fund dated June 20, 2001, from Heath B. McLendon, Chairman of the Board and Chief Executive Officer.

(a)(9)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)--(h) Not applicable.


Item 13. Information Required by Schedule 13E-3.

         Not applicable.

                                      1